Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces Annual Shareholder Meeting voting results

Toronto, Ontario, May 11, 2016 – Kinross Gold Corporation (TSX: K; NYSE: KGC) announced the detailed voting results of the election of its Board of Directors, which took place at the Company’s Annual Meeting of Shareholders today.

The nine nominees listed in the Management Information Circular dated March 22, 2016 were elected as Directors of Kinross at the meeting. Voting results were as follows:

Board of Directors elected

Nominee	Votes for	% for	Votes withheld	% withheld
Ian Atkinson	724,564,506	98.22	13,119,177	1.78
John A. Brough	673,675,723	91.32	64,007,960	8.68
John M.H. Huxley	681,600,939	92.40	56,082,744	7.60
Ave G. Lethbridge	706,815,411	95.82	30,868,272	4.18
Catherine McLeod-Seltzer	688,263,888	93.30	49,419,795	6.70
John E. Oliver	679,469,119	92.11	58,214,564	7.89
Kelly J. Osborne	725,810,463	98.39	11,873,221	1.61
Una M. Power	725,782,032	98.39	11,901,652	1.61
J. Paul Rollinson	710, 397,737	96.30	27,285,946	3.70

Voting results at the Annual Meeting of Shareholders approving “Say on Pay”, an advisory resolution on executive compensation, and the appointment of the auditors, were as follows:

“Say on Pay” advisory resolution

Votes for	% for	Votes against	% against
654,833,779	88.76	82,908,386	11.24

Appointment of auditors

Votes for	% for	Votes withheld	% withheld
790,651,324	96.51	28,633,218	3.49

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 2 Kinross announces Annual Shareholder Meeting voting results	www.kinross.com